UNITED STATES

SECURITIES EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 7)*

MORGAN STANLEY

(Name of Issuer)

Common Stock, par value $0.01 per Share

(Title of Class of Securities)

617446448

(CUSIP Number)

Akira Kamiya

Managing Officer

Mitsubishi UFJ Financial Group, Inc.

7-1, Marunouchi 2-chome

Chiyoda-ku, Tokyo 100-8330

Japan

81-3-3240-1111

(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)

April 21, 2011

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP NO. 617446448	13D

1.	NAME OF REPORTING PERSON: Mitsubishi UFJ Financial Group, Inc.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (See Instructions): AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION: Tokyo, Japan
NUMBER OF SHARES BENEFICIALLY OWNED BY REPORTING PERSON WITH	7.	SOLE VOTING POWER: 22.56% **
	8.	SHARED VOTING POWER: N/A
	9.	SOLE DISPOSITIVE POWER: 22.56% **
	10.	SHARED DISPOSITIVE POWER: N/A
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 435,560,106 shares **
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 22.56% **
14.	TYPE OF REPORTING PERSON (See Instructions): CO

**	Includes 3,542,954 shares of common stock of Morgan Stanley that certain affiliates of the reporting person held solely in a fiduciary capacity as the trustee of trust accounts or as the manager of investment funds, other investment vehicles and managed accounts as of March 31, 2011. Such shares represent approximately 0.18% of the 22.56% reported in row 13 above. The reporting person disclaims beneficial ownership of such shares.

This statement (this “Amendment”) amends the Statement of Beneficial Ownership on Schedule 13D, filed on October 23, 2008, as amended by the first amendment thereto, filed on October 30, 2008, the second amendment thereto, filed on May 22, 2009, the third amendment thereto, filed on June 11, 2009, the fourth amendment thereto, filed on April 1, 2010, the fifth amendment thereto, filed on May 3, 2010 and the sixth amendment thereto, filed on November 9, 2010 (the “Schedule 13D”), by Mitsubishi UFJ Financial Group, Inc. (“MUFG”), a joint stock company incorporated in Japan, with respect to shares of common stock (the “Common Stock”) of Morgan Stanley, a Delaware corporation (the “Company”). Capitalized terms used and not defined in this Amendment shall have the meanings set forth in the Schedule 13D. Except as specifically provided herein, this Amendment does not modify any of the information previously reported in the Schedule 13D.

Item 3.	Source and Amount of Funds or Other Consideration

Pursuant to the Transaction Agreement, entered into by and between MUFG and the Company on April 21, 2011 (the “Transaction Agreement”), MUFG agreed to convert all of its shares of Series B Preferred Stock (or, as described below, the Series D Preferred Stock), into Common Stock. Pursuant to the Transaction Agreement, the Company has agreed to adjust the conversion rate with respect to the Series B Preferred Stock, in accordance with Section 11(a)(xii) of the Certificate of Designations of the Series B Preferred Stock, such that each share of Series B Preferred Stock will be convertible into 49.1713 shares of Common Stock (the “Adjusted Conversion Rate”), subject to adjustment in the same manner, and at the same time, as the Initial Conversion Rate. At the Adjusted Conversion Rate, the 7,839,209 shares of Series B Preferred Stock may be converted into 385,464,097 shares of Common Stock (the “Conversion Shares”).

Pursuant to its terms, the Series B Preferred Stock automatically converts into Common Stock when shares of Common Stock trade above 150% of the conversion price for a certain period of time (a “Mandatory Conversion”). The Transaction Agreement also grants MUFG the right to elect to exchange all of its shares of Series B Preferred Stock for an equal number of shares of newly-issued Series D Non-Cumulative Non-Voting Perpetual Convertible Preferred Stock of the Company, par value $0.01 per share, liquidation preference $1,000 per share (the “Series D Preferred Stock”) at any time prior to the Closing that shares of Common Stock trade above 150% of the conversion price of the Series B Preferred Stock. The terms of the Series D Preferred Stock would be substantially the same as the terms of the Series B Preferred Stock, except that a Mandatory Conversion of the Series D Preferred Stock into Common Stock could not occur prior to the termination of the Transaction Agreement. Dividends on the Series D Preferred Stock would be payable quarterly at a rate of 10% per annum. Pursuant to the Certificate of Designations of the Series D Preferred Stock and the terms of the Transaction Agreement, shares of the Series D Preferred Stock are convertible into shares of Common Stock at the Adjusted Conversion Rate and the Series D Preferred Stock, if issued, will be converted into 385,464,097 shares of Common Stock.

The conversion of the Series B Preferred Stock or the Series D Preferred Stock pursuant to the Transaction Agreement is subject to customary closing conditions, including receipt of required regulatory approvals in certain jurisdictions globally.

In addition to the 432,017,152 shares of Common Stock held by MUFG directly (including the shares of Common Stock issuable upon full conversion of the Series B Preferred Stock pursuant to the terms of the Transaction Agreement), as of March 31, 2011, certain affiliates of MUFG held in the aggregate 3,542,954 shares of Common Stock (the “Managed Shares”) solely in a fiduciary capacity as the trustee of trust accounts or as the manager of investment funds, other investment vehicles and managed accounts. MUFG disclaims beneficial ownership of the Managed Shares.

Except as noted above, Item 3 of the Schedule 13D is hereby incorporated by reference herein.

Item 4.	Purpose of Transaction

Upon the closing of the Transaction Agreement, MUFG and the Company will enter into an amended Investor Agreement (the “Amended Investor Agreement”). The terms of the Amended Investor Agreement differ from terms previously disclosed in the Schedule 13D, as described below.

Pursuant to the terms of the Amended Investor Agreement, the Company will agree to take all lawful action to cause the number of MUFG’s senior officers or directors who are members of the Company’s Board of Directors to be two (in lieu of the board observer rights to which MUFG is currently entitled under the Investor Agreement), so long as MUFG’s investor percentage interest (that is, MUFG’s ownership calculated without taking into account shares not issued in a qualified offering) has not been less than 20% for a period of six consecutive months. MUFG may designate from time to time, in accordance with the Amended Investment Agreement, the particular senior officers or directors of MUFG who are to serve as its board representatives.

Pursuant to the Amended Investor Agreement, the standstill provisions previously disclosed in the Schedule 13D will be revised as follows, effective upon closing. The current Investor Agreement includes as an exception from the standstill provisions any shares acquired pursuant to the exercise of MUFG’s pre-emptive rights, or, prior to the termination of MUFG’s pre-emptive rights, open market purchases of Common Stock that do not result in MUFG’s economic interest percentage in the Company (that is, MUFG’s ownership calculated on a fully diluted basis) exceeding 20%. The Amended Investor Agreement will revise this exception to state that it applies to the extent that they do not result in MUFG’s investor percentage interest in the Company exceeding 22.4% (provided that if such limitation would result in MUFG being limited to an economic interest percentage of less than 20%, then such limitation shall instead be equal to the lesser of (x) an economic interest percentage of 20% and (y) an investor percentage interest of 24.9%). These standstill provisions will terminate, unless extended, upon the earlier of (a) October 13, 2013 or (b) the date on which MUFG ceases to hold at least 10% of the outstanding Common Stock on a fully diluted basis. Pursuant to the Amended Investor Agreement, MUFG would have the preemptive rights previously disclosed in the Schedule 13D from the Closing to October 13, 2013, unless extended.

Item 5.	Interest in Securities of the Issuer

(a) Rows (7) through (11) and (13) of the cover pages to this Statement are hereby incorporated by reference. For purposes of calculating the percentages set forth in this Item 5, the number of shares outstanding is assumed to be 1,930,528,109 (which is the number of shares of Common Stock outstanding as of April 21, 2011, as represented by the Company to MUFG in the Transaction Agreement, plus the shares of Common Stock issuable upon conversion of the Series B Preferred Stock at the Adjusted Conversion Rate).

As of April 21, MUFG beneficially owns 432,017,152 shares of Common Stock, comprised of shares of Common Stock owned by MUFG as well as the shares of Common Stock issuable upon full conversion of the Series B Preferred Stock held by MUFG at the Adjusted Conversion Rate.

In addition, MUFG may be deemed to be the beneficial owner of the Managed Shares. MUFG disclaims beneficial ownership of the Managed Shares.

The shares of Common Stock beneficially owned by MUFG (if MUFG is deemed to have beneficial ownership over the Managed Shares) represent approximately 22.56% of the outstanding shares of Common Stock (assuming full conversion of all of the shares of Series B Preferred Stock held by MUFG at the Adjusted Conversion Rate and further assuming no conversion of any other securities not beneficially owned by MUFG that are convertible or exchangeable into shares of Common Stock).

(b) Subject to the right of clients to withdraw their assets, including the Managed Shares managed by MUFG’s affiliates, MUFG has the sole power to vote or direct the vote and to dispose or to direct the disposition of shares of Common Stock beneficially owned by it (including the shares of Common Stock issuable upon conversion of the Series B Preferred Stock and the Managed Shares if MUFG is deemed to have beneficial ownership of the Managed Shares) as indicated in rows (7) through (11) and (13) of the cover pages to this Statement.

(c) Except as described herein, neither MUFG nor, to its knowledge, any of its directors or executive officers has engaged in any transactions in shares of the Company’s Common Stock in the past 60 days except transactions in a fiduciary capacity as described under Item 3.

(d) No other person is known by MUFG to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of the Company’s securities beneficially owned by MUFG, except that, if MUFG is deemed to have beneficial ownership of the Managed Shares, dividends and the proceeds from the sale of Managed Shares will be the property of the customers for whom such Managed Shares are managed.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Subject to receipt of regulatory approval, the Passivity Commitments would be revised to allow MUFG to designate a second voting representative to the Company’s Board of Directors so long as those representatives constitute less than 15% of the membership of the Board of Directors, with certain exceptions for increased percentage due to vacancies. MUFG expects to be subject to certain commitments to the Board of Governors of the Federal Reserve System in connection with the conversion of the Series B Preferred Stock or Series D Preferred Stock pursuant to the Transaction Agreement.

Item 7.	Material to be Filed as Exhibits

Exhibit	Description

15.	Transaction Agreement, dated April 21, 2011, between Morgan Stanley and Mitsubishi UFJ Financial Group, Inc. (incorporated by reference to Exhibit 10.1 of the Company’s current report on Form 8-K, filed on April 22, 2011).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 25, 2011

MITSUBISHI UFJ FINANCIAL GROUP, INC.

By:	/s/ Akira Kamiya
Name:	Akira Kamiya
Title:	Managing Officer

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